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                              November 29, 2023

       Thomas D. Robertson
       Chief Financial Officer
       Rocky Brands, Inc.
       39 East Canal Street
       Nelsonville , Ohio 45764

                                                        Re: Rocky Brands, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 001-34382

       Dear Thomas D. Robertson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources
       Cash Flows and Material Cash Requirements
       Operating Activities, page 23

   1. Your discussion of cash flows from operating activities should be a comparative analysis of material changes in
this amount between periods. In your analysis, please include a discussion of the
underlying reasons for material changes in working capital items that affect operating cash
flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

       Notes to the Consolidated Financial Statements
       Note 7 - Identified Intangible Assets, page 40

   2. We note your disclosures here and in Note 1. Given the significance of your goodwill and indefinite lived
intangible asset balances and overall decline in your market capitalization, please revise future
filings to address the following:
 Thomas D. Robertson
Rocky Brands, Inc.
November 29, 2023
Page 2
                Provide a discussion of how goodwill and other intangible assets were tested in 2022, including whether you performed a qualitative and/or quantitative test;
                Expand your disclosure to state whether or not the fair value of your reporting units
              "substantially exceeds" the carrying value. To the extent any reporting unit fair values are not substantially in excess of fair values, disclose the name of those reporting units and the amount or percentage by which the fair value exceeds their carrying value;
                Explain how you consider market capitalization in determining the estimated fair values of the reporting units. Refer to ASC-350-20-35-3C;
                Disclose the degree of uncertainty associated with your key assumptions and how changes in key assumptions could impact your fair value determination; and
                Identify potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Mindy Hooker at 202-551-3732 with any questions.



FirstName LastNameThomas D. Robertson                           Sincerely,
Comapany NameRocky Brands, Inc.
                                                                Division of
Corporation Finance
November 29, 2023 Page 2                                        Office of
Manufacturing
FirstName LastName